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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D**

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                              i2 TECHNOLOGIES, INC.
                                (NAME OF ISSUER)

                        COMMON STOCK, $0.00025 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                    465754208
                                 (CUSIP NUMBER)

                                 BRANDON TEAGUE
                         301 COMMERCE STREET, SUITE 3200
                             FORT WORTH, TEXAS 76102
                                 (817) 332-9500
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                  JUNE 28, 2005
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d.1(g), check the following box .[ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**   The total number of shares of stock reported herein is 7,596,880, which constitutes approximately 30.4% of the 24,965,305 shares of Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act. Unless otherwise stated, all ownership percentages set forth herein assume that there are 18,660,025 shares issued and outstanding prior to the issuance of the additional shares reported herein.
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          Name of Reporting Person

1         I.R.S. Identification No. of Above Person (entities only):

          Amalgamated Gadget, L.P.

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2         Check the Appropriate Box if a Member of a Group (See Instructions)

          (a) [ ]

          (b) [ ]

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3         SEC Use Only

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4         Source of Funds (See Instructions)OO (see Item 3)

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5         Check Box if Disclosure of Legal Proceedings
          is Required Pursuant to Items 2(d) or 2(e)
          [ ]

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6         Citizenship or Place of Organization

          Texas

                   -------------------------------------------------------------
                    7  Sole Voting Power

                            3,214,677 (1)
Number of Shares
Beneficially       -------------------------------------------------------------
Owned by Each       8  Shared Voting Power
Reporting Person
With                             - 0 -

                   -------------------------------------------------------------
                    9  Sole Dispositive Power

                            3,214,677 (1)

                   -------------------------------------------------------------
                   10  Shared Dispositive Power

                                 - 0 -
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11         Aggregate Amount Beneficially Owned by Each Reporting Person

                 7,596,880 (2)

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12         Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)  [ ]

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13         Percent of Class Represented by Amount in Row (11)

           30.4% (3)

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14         Type of Reporting Person (See Instructions)     PN

(1) The shares were purchased by Amalgamated Gadget, L.P. for and on behalf of R(2) Investments, LDC ("R(2)") pursuant to an Investment Management Agreement. Pursuant to such Agreement, Amalgamated Gadget, L.P. has sole voting and dispositive power over the shares and R(2) has no beneficial ownership of such shares.

(2) Includes 4,382,203 shares of Common Stock obtainable upon conversion of 101,448 shares of the Issuer's 2.5% Series B Convertible Preferred Stock (the "Preferred Stock"), at a conversion rate of approximately 43.1965 shares of Common Stock per share of Preferred Stock.

(3) Pursuant to Rule 13d-3(d)(1)(i), the number of shares deemed outstanding is 24,965,305.
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Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and
Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their ownership statement on Schedule 13D, dated May 5, 2004, as amended by Amendment No. 1 on Schedule 13D, dated June 8, 2004 (as so amended, the "Schedule 13D"), relating to the Common Stock, par value $0.00025 per share (the "Stock"), of i2 Technologies, Inc. (the "Issuer"). Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13D.

ITEM 3.     Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated in its entirety as follows:

The source and amount of the funds used or to be used by the Reporting Person to purchase the shares is set forth below.

Reporting Person        Source of Funds         Amount of Funds
----------------        ---------------         ---------------
Amalgamated             Other                   Not Applicable (1)

(1) Amalgamated has not expended any of its funds for purchases of the Common Stock reported herein. Amalgamated, however, expended $151,083,869.49 of the funds of R(2) to purchase the Common Stock.

ITEM 4.     Purpose of Transactions.

Item 4 is hereby amended and restated in its entirety as follows:

As discussed more fully below in Item 6, on April 27, 2004 the Reporting Person entered into an agreement (the "Preferred Stock Purchase Agreement") with the Issuer pursuant to which it agreed, subject to the terms and conditions set forth therein, to purchase 100,000 shares of the Issuer's 2.5% Series B Convertible Preferred Stock for an aggregate purchase price of $100,000,000. On June 3, 2004, the Reporting Person (on behalf of R(2)) closed the purchase of such shares of the Issuer's 2.5% Series B Convertible Preferred Stock. Pursuant to the Preferred Stock Purchase Agreement, the Reporting Person (on behalf of R(2)) was granted the right to nominate two persons for election to the Issuer's board of directors.

Except as specified above, the Reporting Person acquired and continues to hold the shares reported herein for investment purposes.

On June 28, 2005, the Reporting Person entered into an agreement (the "Common Stock Purchase Agreement") with the Issuer pursuant to which it agreed, subject to the terms and conditions set forth therein, to purchase 1,923,077 shares of the Issuer's Common Stock for an aggregate purchase price of $15,000,000. The per share purchase price of $7.80 represents the closing market price of the Common Stock on June 23, 2005. On June 28, 2005, the Reporting Person (on behalf of R(2)) closed the purchase of such shares of Common Stock.

The Reporting Person intends to regularly review its investment in the Issuer and in other companies. Based on such review, as well as other factors (including, among other things, its evaluation of the Issuer's business, prospects and financial condition, the market price for the Issuer's securities, other developments concerning the Issuer, other opportunities available to it, general market, industry and economic conditions and the availability and cost of financing), the Reporting Person, and/or other
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persons affiliated with it, may acquire additional securities of the Issuer, or sell some or all of its Common Stock or its 2.5% Series B Convertible Preferred Stock of the Issuer on the open market, in privately negotiated transactions or otherwise, including in hedging, swap or other derivative transactions. There can be no assurance that any such acquisition or disposition of shares would occur or as to the timing or method of any such acquisition or disposition. In addition, based on such review and/or discussions with management of the Issuer and/or the Issuer's Board of Directors and/or other persons, the Reporting Person may formulate plans or proposals, and may from time to time explore, or make formal proposals relating to, an additional equity or debt investment in the Issuer, a possible acquisition of a controlling interest in the Issuer, including a possible acquisition of all of the outstanding voting securities of the Issuer not owned by the Reporting Person and its affiliates, a restructuring of the Issuer or its outstanding securities, a reorganization of the Issuer, or a business combination involving the Issuer. There is no assurance that any such plan or proposal will be formulated or proposed, or that, if proposed, any transaction would be completed. The Reporting Person may also formulate plans or proposals for, and may from time to time explore, or make formal proposals relating to, other transactions or actions which relate to or would result in any of the matters specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Except as set forth in this Item 4, the Reporting Person does not have any current plans or proposals which relate to or would result in any of the matters specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act. The Reporting Person reserves the right to at any time change its present intention with respect to any or all of the matters referred to in this Item 4.

ITEM 5.     Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a)

Reporting Person

Amalgamated

Pursuant to an Investment Management Agreement with R(2), Amalgamated may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 7,596,880 shares of the Stock, which constitutes approximately 30.4% of the 24,965,305 shares of the Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1)(i).

Controlling Persons

Scepter

Because of its position as the sole general partner of Amalgamated, Scepter may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 7,596,880 shares of the Stock, which constitutes approximately 30.4% of the 24,965,305 shares of the Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1)(i).

Raynor

Because of his position as the President and sole shareholder of Scepter, which is the sole general partner of Amalgamated, Raynor may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner


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of 7,596,880 shares of the Stock, which constitutes approximately 30.4% of the
24,965,305 shares of the Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1)(i).

To the best of the knowledge of the Reporting Person, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

(b)

Reporting Person

Amalgamated

Acting through its general partner, Amalgamated has the sole power to vote or to direct the vote and to dispose or to direct the disposition of an aggregate of 7,596,880 shares of the Stock.

Controlling Persons

Scepter

As the sole general partner of Amalgamated, Scepter has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 7,596,880 shares of the Stock.

Raynor

As the President and sole shareholder of Scepter, which is the sole general partner of Amalgamated, Raynor has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 7,596,880 shares of the Stock.

(c) Since the last filing, the Reporting Person has neither purchased nor sold any shares of the Common Stock. Since the last filing, the Issuer has issued to the Reporting Person an aggregate of 1,448 shares of the Issuer's 2.5% Series B Convertible Preferred Stock in payment of dividends thereon pursuant to the terms of the 2.5% Series B Convertible Preferred Stock

Except as set forth in this paragraph (c), to the best of the knowledge of the Reporting Person, none of the Item 2 Persons have effected any transactions in the Common Stock during the past 60 days.

(d) The Reporting Person affirms that no person other than those persons named in Item 2 has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock owned by such Reporting Person.

(e)   Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended by adding at the end thereof the following:

On June 28, 2005, the Reporting Person, for and on behalf of R(2), entered into the Common Stock Purchase Agreement pursuant to which the Reporting Person agreed, subject to the terms and conditions set forth therein, to purchase 1,923,077 shares of the Stock for an aggregate purchase price of


                                       3
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$15,000,000. The Common Stock Purchase Agreement provides for an acknowledgment by the Issuer that the shares of Stock to be issued pursuant to the Common Stock Purchase Agreement constitute "Registrable Securities" for purposes of the Registration Rights Agreement and the Investor shall be entitled to the benefit of the Registration Rights Agreement with respect to such shares. In addition, pursuant to the Common Stock Purchase Agreement, the obligation of the Issuer to file with the Securities and Exchange Commission and have declared effective a resale shelf registration statement registering all of the Reporting Person's shares of Stock by June 4, 2005 was extended until September 30, 2005, and the Reporting Person agreed to waive any payments otherwise due to it as a result of the failure of the Issuer to have filed such registration statement prior to September 30, 2005. The closing of the purchase of the shares pursuant to the Common Stock Purchase Agreement was completed on June 28, 2005. The further terms of the stock purchase are specified in the Common Stock Purchase Agreement, filed as Exhibit 99.1 hereto, which is hereby incorporated herein by this reference.

As a result of the closing of the stock purchase, the Reporting Person beneficially owns, on an as-converted basis, approximately 30.4% of the Issuer's outstanding Common Stock, assuming conversion of all the Preferred Stock.


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ITEM 7.     Material to be Filed as Exhibits.


Exhibit 99.1: Common Stock Purchase Agreement is hereby incorporated by reference to Exhibit 10.1 to the Issuer's Form 8-K dated June 29, 2005.


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                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   June 29, 2005

                                        AMALGAMATED GADGET, L.P.

                                        By: Scepter Holdings, Inc., its
                                            general partner

                                        By: /s/ Brandon Teague
                                            ---------------------------
                                            Name: Brandon Teague
                                            Title:Director of Trading
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                                EXHIBIT INDEX

EXHIBIT           DESCRIPTION

Exhibit 99.1:     Common Stock Purchase Agreement (incorporated by reference to
                  Exhibit 10.1 to the Issuer's Form 8-K dated June 29, 2005).


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